K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

May 15, 2014

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Income Funds (File Nos. 002-89287 and 811-03967)
Responses to Comments on the Registration Statement on Form N-1A

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on April 11, 2014 regarding Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A (the “Registration Statement”) for First Investors Limited Duration High Quality Bond Fund (the “Fund”), a series of First Investors Income Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on February 27, 2014.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.
The “Annual Fund Operating Expenses” table of the Fund Summary states that “[t]he [Fund’s] Adviser has contractually agreed to limit fees and/or reimburse expenses of the Fund until at least _______ __, 2015 . . .” Confirm, supplementally, that the contractual Fee Limitation and/or Expense Reimbursement will remain in effect for at least one year from the date of the Registration Statement.

The Registrant confirms that the contractual Fee Limitation and/or Expense Reimbursement will remain in effect for at least one year from the date of the Registration Statement.

2.	The “Principal Investment Strategies” section of the Fund Summary states that “[u]nder normal circumstances, the Fund will invest at least 80% of its net assets

Securities and Exchange Commission
May 15, 2014

(plus any borrowings for investment purposes) in investment grade bonds and other investment grade fixed-income securities.” Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, revise the disclosure to state that the Fund will invest at least 80% of its net assets in investment grade bonds. The Staff notes that, in this context, bonds may be broadly defined to include fixed-income securities.

The Registrant has made the requested change.

3.
The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may invest, from time to time, in affiliated funds managed by FIMCO or unaffiliated funds in an amount, at the time of investment, below 5% of the Fund’s net assets.”  Please state whether the Fund’s investments in affiliated and unaffiliated funds will not exceed 5% of the Fund’s net assets in the aggregate or with respect to any one acquired fund.  If the Fund will have acquired fund fees and expenses (“AFFEs”) greater than 0.01%, please include AFFEs as a separate line item in the Annual Fund Operating Expenses table.

The Registrant confirms that the Fund will not invest in affiliated or unaffiliated funds and has deleted the above-referenced disclosure.  Accordingly, the Fund’s AFFEs are not estimated to exceed 0.01%.

4.
The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund will not necessarily sell an investment if its rating is reduced and it may hold securities that have been downgraded below investment grade (commonly known as ‘high yield’ or ‘junk’ bonds).”  If the Fund utilizes any additional strategies in determining when to sell a security, revise the disclosure to reflect such strategies.

Form N-1A, Item 4(a) requires that a fund “[b]ased on the information given in response to Item 9(b), summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies . . .”  Item 9(b)(2) requires that a fund “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell . . .”  As required by Item 9(b)(2), the Registrant discusses the strategies that are considered in connection with the sale of securities in the section of the prospectus titled “What are the Limited Duration High Quality Bond Fund’s objective, principal investment strategies and principal risks?”  The Registrant does not believe that a discussion of the adviser’s strategies in connection with the sale of a security is required in the Fund Summary.  Accordingly, the Registrant respectfully declines the Staff’s comment.

Securities and Exchange Commission
May 15, 2014

5.
In either the “Principal Investment Strategies” or “Principal Risks” section of the Fund Summary, explain the difference between maturity and duration and add an example of duration using a hypothetical 1% increase and decrease in interest rates.

The Registrant has made the requested change.

6.
In the “Principal Risks” section of the Fund Summary, the Registrant discloses that “[t]he Fund will not necessarily sell an investment if its rating is reduced and it may hold securities that have been downgraded below investment grade . . .”  Add separate disclosure regarding the risks associated with the Fund’s investments in high yield securities.

Investments in high yield securities are not a principal risk of investing in the Fund. Accordingly, the Registrant respectfully declines the Staff’s comment.

7.
In the “Performance” section of the Fund Summary, provide the additional narrative required by Form N-1A, Item 4(b)(2)(i), stating that past performance is not necessarily an indication of how the Fund will perform in the future.

The Registrant has made the requested change.

8.	In the “Portfolio Managers” section of the Fund Summary, disclose any additional professional titles that the Fund’s portfolio managers may hold pursuant to Form N-1A, Item 5.

The Fund’s portfolio managers do not hold any professional titles with the Fund’s investment adviser other than those currently disclosed in the “Portfolio Managers” section of the Fund Summary.

9.
In the “Fund Management In Greater Detail” section, place the language referring shareholders to the Fund’s Annual Report for a description of the factors considered by the Board of Trustees in approving the Fund’s Advisory Agreement adjacent to the disclosure regarding the advisory fee to be paid to FIMCO, as required by Form N-1A, Item 10(a)(3).

The Registrant has made the requested change.

10.
If the Fund will invest in securities traded in foreign markets, disclose in the “Shareholder Information” section on page 11 that the Fund’s net asset value may change on days when shareholders will not be able to purchase or redeem shares, as required by Instruction 2 to Form N-1A, Item 11(a)(3).

Securities and Exchange Commission
May 15, 2014

The Fund will not invest in securities traded in foreign markets. Accordingly, the Registrant has not added the above-referenced disclosure to the “Shareholder Information” section of the prospectus.

Statement of Additional Information

11.
The “Investment Policies of the Fund” section on page I-B-1 states that “[t]he Fund’s investment objective is a non-fundamental policy of the Fund.  Non-fundamental policies may be changed by the Board of Trustees (‘Board’) without shareholder approval.”  If applicable, disclose that the Fund will provide shareholders with notice regarding a change in the Fund’s investment objective.

The Registrant confirms that the Registrant will supplement the Fund’s prospectus to notify shareholders in the event of a change in the Fund’s investment objective.  The Registrant is not aware of a Form N-1A requirement to disclose that shareholders will be notified in such circumstances, and respectfully declines the Staff’s comment.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Mary Carty
Russell Shepherd
First Investors Management Company, Inc.